FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP) — First quarter, year ending March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Consolidated Results of Operations (US GAAP) First quarter, year ending March 2007 Nomura Holdings, Inc. July 2006

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2006 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the
United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

Financial Highlights (p.4)
Business Segment Highlights (p.5)
Domestic Retail (p.6)
Global Markets (p.7)
Global Investment Banking (p.8)
Global Merchant Banking (p.9)
Asset Management (p.10)
Non-interest Expenses (p.11)
Presentation
Outline
Net Income and ROE (p.13)
Consolidated Income (p.14)
Main Revenue Items (p.16)
Adjustment of Consolidated Results and Segment Results (p.17)
Income by Segment (p.18)
Segment “Other” Income before Income Taxes (p.20)
Consolidated Balance Sheet (p.21)
Effect of Consolidation/Deconsolidation of Certain Private Equity
Investee Companies (p.22)
Domestic Retail Related Data (p.23)
Global Merchant Banking Related Data (p.27)
Asset Management Related Data (p.28)
First Quarter Achievements (p.31)
League Tables (p.32)
Market Share Data (p.33)
VaR (p.34)
Number of Employees (p.35)
Appendix

60.9
128.6
20.1
8.3
106.5
13.1%
1.8%
22.1%
25.4%
3.9%
0
20
40
60
80
100
120
140
0%
5%
10%
15%
20%
25%
30%
(billions of yen)
Net revenue for the first quarter was 205.9 billion yen (-37% QoQ, +10% YoY).  Income before income taxes was 33.4 billion yen
(-84% QoQ, +9% YoY). Net income was 20.1 billion yen (-84% QoQ, 2.4x YoY). ROE* for the first quarter was 3.9%.
Business segment totals for net revenue and income before income taxes declined QoQ. Unrealized loss on investments in equity securities held for relationship purposes was 20.6 billion yen due to a slump in the stock market.
First Quarter Financial Highlights
Net Revenue Net Income/ROE (Annualized) Income before Income Taxes**
Appendix:
Consolidated income
(Quarterly):  P15
Adjustment of
Consolidated Results and
Segment Results: P17
* Annualized
FY2007.3
1Q 2Q 3Q 4Q 1Q
FY2006.3
FY2007.3
1Q 2Q 3Q 4Q 1Q
FY2006.3
Net Income (left)
ROE (annualized, right)
**Income before income taxes for the year ended March 31, 2006, is the total for continuing and discontinued operations.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue and non-interest expenses from the operations of Millennium Retailing
Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are not shown independently.
Income from discontinued operations
before income taxes
Income before income taxes
Effects of consolidation / deconsolidation of certain private equity investee companies
Unrealized gain (loss) on investments in equity securities held for relationship purposes
Segment results
FY2007.3
1Q 2Q 3Q 4Q 1Q
FY2006.3
171.4
219.8
386.4
282.2
209.8
31.3
36.3
2.8
27.1
21.6
40.7
16.8
-20.6
-11.0
-62.9
205.9
325.7
272.6
187.5
0
100
200
300
400
500
(billions of yen)
359.8
37.4
81.5
231.8
101.2
5.3
9.9
82.6
-11.0
31.3
36.3
2.8
-20.6
-0.5
-90.8
23.0
-0.4
54.4
1.6
2.7
209.6
33.4
30.7
117.6
187.1
0
100
200
300
(billions of yen)

First Quarter Business Segment Highlights
Net Revenue
Appendix:
Income by segment (Quarterly):
P19
Segment “Other” Income
before Income Taxes: P20
Income before Income Taxes
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
FY2007.3
1Q 2Q 3Q 4Q 1Q
FY2006.3
FY2007.3
1Q 2Q 3Q 4Q 1Q
FY2006.3
Revenue from all business segments was 209.8 billion yen (-26% QoQ, +22% YoY), and income before income taxes was 54.4 billion yen (-46% QoQ, +46% YoY).
84.8
101.4
136.7
123.6
105.6
49.8
77.7
115.2
128.4
68.9
35.3
31.1
18.8
80.1
-15.5
12.1
18.4
17.6
12.8
20.5
6.9
-3.3
14.0
15.4
18.1
-13.3
-3.9
1.0
13.4
-2.1
209.8
219.8
171.4
282.2
386.4
0
100
200
300
400
(billions of yen)
30.3
41.4
74.1
51.4
42.5
31.5
60.9
66.0
14.3
23.3
17.0
5.6
77.6
-21.0
9.8
5.7
5.2
-10.3
-0.7
9.1
2.2
-5.9
4.7
4.0
4.7
6.2
-17.9
7.6
-9.9
-23.0
231.8
101.2
81.5
37.4
54.4
0
50
100
150
200
250
(billions of yen)

Domestic Retail
Net Revenue and Income before Income Taxes
Appendix:
Retail stock brokerage commissions,
commissions for investment trusts
distribution, domestic distribution
volume of investment trusts, retail
foreign currency bond sales, etc:
P23
Domestic Client Assets: P24
Domestic Client Assets Net Asset
Inflow: P25
Number of Accounts: P26
Sales of new investment trusts: P31
*Nomura Securities (See p.23)
Net revenue of 105.6 billion yen (-15% QoQ, +25% YoY), income before income taxes of 42.5 billion yen
(-17% QoQ, +40% YoY).  Domestic Client Assets decreased by 3.8 trillion yen during the quarter to 76.7 trillion yen.
Commissions for distribution of investment trusts* remained high at 28 billion yen, reflecting the delivery of products matched to the diversifying needs of our customers such as funds offering frequent distributions and absolute return funds.
Stock brokerage commissions declined  37% QoQ to 28 billion yen due to a correction in the domestic stock market.
FY2007.3
1Q 2Q 3Q 4Q
1Q
Commissions
104.1 155.2 174.0 269.4 45.2 61.0 85.5 77.7 63.0 -19% 39%
Sales credit
95.7 97.8 73.7 109.0 27.5 24.7 32.3 24.5 23.8 -3% -13%
Fees from investment banking
15.0 26.1 24.5 26.4 3.4 6.1 8.0 8.9 3.5 -61% 2%
Investment trust administration fees and other
32.0 21.8 26.1 34.4 7.1 8.1 9.1 10.1 10.6 5% 51%
Net interest revenue 2.4 4.9 6.1 7.4 1.7 1.5 1.9 2.3 4.7 102% 182%
Net revenue
249.3 305.8 304.4 446.5 84.8 101.4 136.7 123.6 105.6 -15% 25%
Non-interest expenses
213.6 226.2 223.2 249.3 54.5 60.0 62.6 72.2 63.1 -13% 16%
Income before income taxes
35.7 79.5 81.2 197.2 30.3 41.4 74.1 51.4 42.5 -17% 40%
YoY QoQ FY2003.3 FY2004.3 FY2005.3
FY2006.3
FY2006.3
74.1
51.4
42.5
41.4
30.3
105.6
84.8
101.4
136.7
123.6
0
50
100
150
(billions of yen
249.3
305.8 304.4
197.2
81.2
79.5
35.7
0
100
200
300
400
500
Net interest revenue
Investment trust administration
fees and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
446.5
(billions of yen)
)
Full Year
Quarter

Global Markets
Appendix:
First Quarter
Achievements: P31
Market Share Data: P33
Value at Risk: P34
Net Revenue and Income before Income Taxes
Net revenue was 68.9 billion yen (-46% QoQ, +38% YoY). Income before income taxes of 14.3 billion yen
(-78% QoQ, +15.1 billion yen YoY).
Fixed Income net revenue declined 50% QoQ to 30.8 billion yen as a result of a decline in revenue from the asset finance business and a drop in trading revenue due to slower sales of foreign currency bonds and structured bonds.
Equity net revenue decreased 41% QoQ to 34.0 billion yen, reflecting a decline in order flow and lower trading revenue.
Note 1: In April 2004, Fixed
Income, Equity and certain
functions of Investment
Banking were consolidated to
create Global Markets.
Note 2: Figures up to
FY2004.3 are the total of
Fixed Income and Equity and
differ slightly in composition.
FY2007.3
1Q 2Q 3Q 4Q
1Q
Fixed Income
154.0 174.0 119.8 173.8 21.3 36.5 54.1 62.0 30.8 -50% 44%
Equity
82.0 110.2 90.2 168.5 23.6 34.4 53.3 57.2 34.0 -41% 44%
Other 0.0 0.0 33.1 28.8 4.8 6.9 7.8 9.3 4.1 -55% -14%
Net revenue
236.0 284.1 243.1 371.1 49.8 77.7 115.2 128.4 68.9 -46% 38%
Non-interest expenses 142.4 163.3 182.9 213.4 50.5 46.2 54.3 62.4 54.6 -13% 8%
Income before income taxes
93.6 120.8 60.2 157.7 -0.7 31.5 60.9 66.0 14.3 -78% -
YoY QoQ FY2005.3
FY2006.3
FY2006.3 FY2003.3 FY2004.3
93.6
120.8
60.2
157.7
236.0
284.1
243.1
371.1
0
50
100
150
200
250
300
350
400
Other
Equity
Fixed Income
Income before
income taxes
(billions of yen)
14.3
66.0
60.9
31.5
-0.7
68.9
128.4
115.2
77.7
49.8
0
20
40
60
80
100
120
140
160
(billions of yen)
Full Year Quarter

Net revenue of 18.8 billion yen (-40% QoQ, +47% YoY), income before income taxes of 5.6 billion yen
(-67% QoQ, 2.6x YoY).
In equity-related underwriting, although the overall value of equity financing in the market dropped due to seasonal factors, we ranked number one in the Equity and Equity-Related (Japan) league table* for the six months to June 2006 as we acted as lead manager for such deals as the offering of Mitsubishi UFJ Financial Group shares
In our solutions business, MPO results for the first quarter totaled eight deals and 342.2 billion yen, including a 300 billion yen deal for Sojitz.
In M&A, we acted as financial advisor on such deals as the sale of Wakodo by Sankyo to Asahi Breweries, and the deal to turn Kirin
Beverages into a wholly-owned subsidiary of Kirin Brewery.
Global Investment Banking
Appendix:
First Quarter
Achievements: P31
League Tables: P32
Market Share Data: P33
Net Revenue and Income before Income Taxes
*Thomson Financial
Note : In April 2004, Fixed
Income, Equity and certain
functions of Investment
Banking were consolidated
to create Global Markets.
FY2007.3
1Q 2Q 3Q 4Q
1Q
Net revenue
69.1 70.9 75.4 99.7 12.8 20.5 35.3 31.1 18.8 -40% 47%
Non-interest expenses
56.4 53.7 46.2 48.1 10.6 11.3 12.0 14.2 13.2 -7% 25%
Income before income taxes
12.8 17.2 29.2 51.5 2.2 9.1 23.3 17.0 5.6 -67% 157%
YoY QoQ FY2005.3
FY2006.3
FY2006.3 FY2003.3 FY2004.3
99.7
75.4
70.9 69.1
51.5
29.2
17.2
12.8
0
20
40
60
80
100
120
Net revenue
Income before
income taxes
(billions of yen)
12.8
20.5
35.3
31.1
18.8
2.2
9.1
23.3
17.0
5.6
0
10
20
30
40
(billions of yen)
Quarter
Full Year

Global Merchant Banking
Appendix:
Effect of consolidation /
deconsolidation of certain
PE investee companies :
P22
Business exposure: P27
Net Revenue and Income before Income Taxes
Net revenue of 12.1 billion yen, income before income taxes of 9.8 billion yen.
Booked realized / unrealized gains from the partial sale of Terra Firma investee companies.
Sold part of Nomura Principal Finance’s (NPF) stake in Resort Solution to Mitsui Fudosan.
In new investments, NPF conducted a tender offer for Skylark, a major restaurant chain in Japan, via a special purpose vehicle in which it holds the majority stake.
FY2007.3
1Q 2Q 3Q 4Q
1Q
Net revenue
-6.6 10.7 7.3 68.2 -3.3 6.9 80.1 -15.5 12.1 - -
Non-interest expenses 8.6 10.2 10.4 12.8 2.6 2.2 2.5 5.5 2.3 -58% -10%
Income before income taxes -15.3 0.5 -3.0 55.4 -5.9 4.7 77.6 -21.0 9.8 - -
FY2003.3 FY2004.3 FY2005.3 FY2006.3
FY2006.3
QoQ YoY
-6.6
10.7
7.3
68.2
-15.3
0.5
-3.0
55.4
-30
0
30
60
90
Net revenue
Income before
income taxes
-3.3
6.9
80.1
-15.5
12.1
9.8
77.6
4.7
-5.9
-21.0
-30
0
30
60
90
(billions of yen)
Quarter
(billions of yen)
Full Year

Asset Management
Appendix:
Assets Under
Management: P28,29
Asset Management
related data: P30
Net Revenue and Income before Income Taxes
Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
*As of June 2006
Net revenue of 17.6 billion yen (-4% QoQ, +26% YoY). Income before income taxes of 5.2 billion yen
(-9% QoQ, +32% YoY). Total assets under management decreased 150 billion yen from the end of March to 23 trillion yen.
Steady growth in sales of funds offering frequent distributions such as My Story Profit Distribution-type Fund (net assets up 197.0 billion yen
QoQ to 657.6 billion yen*) and newly launched funds such as absolute return funds and regional index funds.
Assets under management in funds for bank customers up 89.7 billion yen QoQ to 890.5 billion yen*.
Net assets in Nomura Global 6 Assets Diversified Fund distributed through Japan Post rose 76.4 billion yen QoQ to 166.4 billion yen.*
FY2007.3
1Q 2Q 3Q 4Q
1Q
Net revenue
40.4 40.3 49.0 65.8 14.0 15.4 18.1 18.4 17.6 -4% 26%
Non-interest expenses
36.3 39.8 39.0 45.2 10.0 10.7 11.8 12.7 12.4 -2% 24%
Income before income taxes
4.0 0.5 10.0 20.6 4.0 4.7 6.2 5.7 5.2 -9% 32%
FY2005.3
FY2006.3
FY2006.3 FY2003.3 FY2004.3
YoY QoQ
65.8
49.0
40.3 40.4
20.6
4.0
0.5
10.0
0
20
40
60
80
Net revenue
Income before income
taxes
(billions of yen)
14.0
15.4
18.1
18.4
17.6
5.2
5.7
4.0
4.7
6.2
0
5
10
15
20
25
(billions of yen)
Full Year Quarter

Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies. See P17 and P22 for more details.
Compensation and Benefits
Appendix:
Effect of Consolidation /
Deconsolidation of Certain PE
Investee Companies: P22
Number of Employees: P35
Non-interest expenses (business segment total) of 155.3 billion yen (-14% QoQ, +16% YoY)
Compensation and benefits decreased 9% QoQ to 79.5 billion yen.
Information processing and communications decreased 16% QoQ to 23.0 billion yen.
Full Year Quarter
FY2007.3
1Q 2Q 3Q 4Q 1Q
Compensation and benefits
256.9 264.7 311.3 69.1 70.0 84.5 87.7 79.5 -9% 15%
Commissions and floor brokerage
18.9 22.1 31.4 5.5 8.6 8.1 9.3 9.8 5% 79%
Information processing and communications
79.9 80.9 89.1 20.5 20.5 20.8 27.3 23.0 -16% 12%
Occupancy and related depreciation
53.7 50.8 50.8 11.3 12.8 12.4 14.3 13.4 -6% 19%
Business development expenses
22.8 26.2 30.6 6.3 7.7 7.0 9.6 7.2 -25% 16%
Other
72.4 76.6 94.7 21.4 18.7 21.8 32.8 22.4 -32% 5%
Total
504.0 521.4 607.8 134.0 138.3 154.5 180.9 155.3 -14% 16%
YoY QoQ FY2004.3 FY2005.3
FY2006.3
FY2006.3
504.0
607.8
521.4
0
100
200
300
400
500
600
700
Other
Business development
expenses
Occupancy and related
depreciation
Information processing
and communications
Commissions and floor
brokerage
Compensation and
benefits
(billions of yen)
134.0
138.3
154.5
180.9
155.3
0
50
100
150
200
250
(billions of yen)
FY2007.3
1Q 2Q 3Q 4Q 1Q
FY2006.3
FY2006.3 FY2005.3 FY2004.3
114.4
113.7
150.5
142.4
151.1
160.7
264.7
311.3
256.9
0
50
100
150
200
250
300
350
(billions of yen)
30.6 30.3
43.5
46.2
37.7
38.6 39.7
41.0
41.7
41.5
79.5
69.1
70.0
84.5
87.7
Fixed-type compensation and benefits
Variable-type compensation and
benefits
1

Appendix

FY2007.3
1Q
Net income (lhs)
168.0 119.9 172.3 94.7 304.3 20.1
ROE (rhs)
11.1% 7.4% 10.1% 5.2% 15.5% 3.9%
*
Net income per basic share (yen)
85.6 61.3 88.8 48.8 159.0 10.5
Shareholders' equity per share (yen)
816.5 846.4 919.7 962.5 1,083.2 1,089.7
* Annualized
FY2006.3 FY2005.3 FY2002.3 FY2003.3 FY2004.3
168.0
119.9
172.3
94.7
304.3
11.1%
5.2%
7.4%
15.5%
10.1%
0
100
200
300
400
Net income (lhs)
ROE (rhs)
0%
5%
10%
15%
20%
Net Income and ROE
(billions of yen)
3.9%
20.1
Full Year
Quarter

Consolidated Income
(billions of yen)
Commissions
140.0 141.6 210.2 222.0 356.3 61%
Fees from investment banking
75.3 81.8 87.0 92.3 108.8 18%
Asset management and portfolio service fees
110.0 79.3 66.2 78.5 102.7 31%
Net gain on trading
162.2 172.3 229.0 201.7 304.2 51%
Gain (loss) on private equity investments
232.5 -14.4 13.1 7.7 12.3 59%
Interest and dividends
500.5 368.7 343.3 401.4 693.8 73%
Gain (loss) on investments in equity securities
-55.9 -41.3 55.9 15.3 67.7 342%
Private equity entities product sales
-
6.2 17.6 75.1 88.2 18%
Other*
660.8 13.4 23.6 32.3 58.8 82%
1,825.4 807.7 1,045.9 1,126.2 1,792.8 59%
504.0 241.4 242.8 327.0 647.2 98%
1,321.4 566.3 803.1 799.2 1,145.7 43%
1,148.4 518.9 520.4 594.4 700.1 18%
173.0 47.4 282.7 204.8 445.6 118%
- - - -
99.4 -
Income before income taxes
173.0 47.4 282.7 204.8 545.0 166%
168.0 119.9 172.3 94.7 256.6 171%
- - - - 47.7 -
Net income
168.0 119.9 172.3 94.7 304.3 221%
FY2002.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 YoY
Revenue
Total revenue
Interest expense
Net income from continuing operations
Net income from discontinued operations
Net revenue
Non-interest expenses
Income from continuing operations before income taxes
Income from discontinued operations before income taxes
* FY2002.3 includes 3.5 billion yen for equity in earnings (losses) of affiliates, 294.9 billion yen in product sales (PFG investee company), 177.1 billion yen in revenue from rental business (PFG investee company), and 116.3 billion yen gain from sale of PFG investee company.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue and non-interest expenses from operations thatwere treated as discontinued
during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.

Consolidated Income (Quarterly)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue and non-interest expenses from operations that were treated as discontinued
during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
FY2007.3
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
Commissions
69.5       45.6       46.3       60.6       55.2       77.5       106.2     117.5     79.6       -32% 44%
Fees from investment banking
15.4       32.3       18.4       26.1       14.7       24.1       28.6       41.5
14.4       -65% -3%
Asset management and portfolio service fees
18.2       19.8       19.3       21.1       19.9       24.9       25.6       32.2       29.7       -8% 49%
Net gain on trading
53.6       23.1       54.7       70.3       70.8       43.8       90.6       99.0
55.8       -44% -21%
Gain (loss) on private equity investments
0.5         -2.1        -2.2        11.5       -2.5        2.2         7.6         5.0         9.8         97% -
Interest and dividends
81.9       101.1     122.0     96.4       132.9     183.3     216.2     161.4     207.9     29% 56%
Gain (loss) on investments in equity securities
10.3       -11.6      7.8         8.9         -2.8        31.2       36.2       3.1
-20.5      - -
Private equity entities product sales
17.4       15.9       20.2       21.6       24.5       22.0       23.9       17.8       21.0       18% -14%
Other
8.5         4.7         7.2         11.8       6.9         5.7         19.1       27.0
4.2         -85% -39%
275.3     228.8     293.8     328.4     319.6     414.8     554.0     504.4     401.7     -20% 26%
61.4       72.0       99.9       93.8       132.1     142.2     194.2     178.7
195.8     10% 48%
213.9     156.8     193.9     234.5     187.5     272.6     359.8     325.7
205.9     -37% 10%
141.5     140.6     144.7     167.6     158.4     160.3     182.5     198.7     172.5     -13% 9%
72.5       16.2       49.2       67.0       29.1       112.3     177.2     127.0
33.4       -74% 15%
- - - - 1.6         5.3         9.9         82.6       - - -
Income before income taxes
72.5       16.2       49.2       67.0       30.7       117.6     187.1     209.6
33.4       -84% 9%
40.8       3.2         25.1       25.5       9.1         60.7       104.0     82.8       20.1       -76% 121%
- - - - -0.8        0.2         2.4         45.9       - - -
Net income
40.8       3.2         25.1       25.5       8.3         60.9       106.5     128.6
20.1       -84% 142%
FY2005.3 FY2006.3
QoQ YoY
Revenue
Total revenue
Interest expense
Net income from continuing operations
Net income from discontinued operations
Net revenue
Non-interest expenses
Income from continuing operations before income taxes
Income from discontinued operations before income taxes

Main Revenue Items
(billions of yen)
*Includes net interest revenue
FY2007.3
1Q 2Q 3Q 4Q 1Q
Stock brokerage commissions (Domestic Retail)
48.2 92.1 103.0 153.6
20.8 34.6 53.9 44.2 28.0 -37% 34%
Stock brokerage commissions (Other)
29.3 45.4 40.2 79.5
8.0 14.2 16.7 40.6 13.8 -66% 74%
Other brokerage commissions
7.6 12.2 13.0 14.3
2.8 2.2 6.0 3.3 2.7 -18% -2%
Commissions for distribution of investment trusts
30.5 37.3 41.7 85.1
17.5 19.6 22.4 25.6 25.8 1% 48%
Other
26.0 23.2 24.1 23.8
6.1 6.9 7.2 3.7 9.2 148% 50%
Total
141.6 210.2 222.0 356.3
55.2 77.5 106.2 117.5 79.6 -32% 44%
Equity underwriting commissions
24.6 44.7 49.1 57.3
4.9 12.4 17.9 22.1 6.3 -72% 29%
Bond underwriting commissions
37.0 26.4 20.5 21.2
3.6 4.7 4.2 8.6 2.9 -66% -21%
M&A/Financial advisory fees
16.8 15.8 22.6 30.3
6.2 6.9 6.4 10.8 5.2 -52% -16%
Other
3.4 0.1 0.1 0.1
0.1 0.0 0.1 0.0 0.0 -26% -62%
Total
81.8 87.0 92.3 108.8
14.7 24.1 28.6 41.5 14.4 -65% -3%
Asset management fees
60.2 44.2 51.1 68.5
13.5 16.1 17.8 21.1
21.7 3% 61%
Administration fees
10.0 12.1 16.1 20.6
3.4 5.9 4.2 7.1 4.5 -37% 31%
Custodial fees
9.1 9.9 11.3 13.6
3.1 2.9 3.6 4.0 3.6 -11% 16%
Total
79.3 66.2 78.5 102.7
19.9 24.9 25.6 32.2
29.7 -8% 49%
Bonds and other
133.6 152.3 120.9 150.9
31.7 24.4 58.4 36.4 26.7 -27% -16%
Equity
35.9 75.2 76.8 148.1
38.9 15.4 32.8 61.0 31.7 -48% -18%
Gain on merchant banking trading
2.8 1.5 4.0 5.2
0.2 4.0 -0.6 1.6 -2.6 - -
Net interest revenue
127.3 100.4 74.3 46.6
0.8 41.1 22.0 -17.3 12.1 - 1384%
Total
299.6 329.4 276.0 350.8
71.6 85.0 112.5 81.7 67.8 -17% -5%
YoY QoQ FY2003.3 FY2004.3 FY2005.3 FY2006.3
FY2006.3
Commissions
Fees from
Investment
Banking
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*
Full Year Quarter

Adjustment of Consolidated Results and Segment Results
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
Quarter
Full Year
Segment results
US GAAP
Unrealized gain (loss) on
investments in equity
securities held for
relationship purposes
Effects of consolidation /
deconsolidation of certain
private equity investee
companies
FY2006.3
1Q 2Q 3Q 4Q 1Q
Net revenue
602.8 729.5 709.0 1,059.8 171.4 219.8 386.4 282.2 209.8 -26% 22%
Non-interest expenses
513.5 504.0 521.4 607.8 134.0 138.3 154.5 180.9 155.3 -14% 16%
Income before income taxes
89.2 225.5 187.6 452.0 37.4 81.5 231.8 101.2 54.4 -46% 46%
-11.0 31.3 36.3 2.8 -20.6 - -
- - - - - - -
-11.0 31.3 36.3 2.8
-20.6 - -
Net revenue
6.5 18.9 81.8 26.5 27.1 21.6 -62.9 40.7 16.8 -59% -38%
Non-interest expenses
5.3 16.4 73.0 92.2 24.4 22.1 28.0 17.8 17.2 -3% -30%
Income before income taxes
1.2 2.4 8.9 -65.7 2.7 -0.5 -90.8 23.0
-0.4 - -
Net revenue
566.3 803.1 799.2 1,145.7 187.5 272.6 359.8 325.7 205.9 -37% 10%
Non-interest expenses
518.9 520.4 594.4 700.1 158.4 160.3 182.5 198.7 172.5 -13% 9%
Income from continuing operations
before income taxes
47.4 282.7 204.8 445.6 29.1 112.3 177.2 127.0
33.4 -74% 15%
Income from discontinued
operations before income taxes
- - - 99.4
-
1.6 5.3 9.9 82.6 - - -
Income before income taxes
47.4 282.7 204.8 545.0 30.7 117.6 187.1 209.6
33.4 -84% 9%
FY2006.3
FY2006.3 YoY QoQ FY2005.3 FY2004.3 FY2003.3
Net revenue
-43.0 54.7 8.4 59.3
Non-interest expenses
- - - -
Income before income taxes
-43.0 54.7 8.4 59.3

Income by Segment
Notes: In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
(billions of yen)
Net revenue 229.1 249.3 305.8 304.4 446.5 47%
Non-interest expenses 208.6 213.6 226.2 223.2 249.3 12%
Income before income taxes 20.5 35.7 79.5 81.2 197.2 143%
Net revenue 215.8 236.0 284.1 243.1 371.1 53%
Non-interest expenses 133.2 142.4 163.3 182.9 213.4 17%
Income before income taxes 82.6 93.6 120.8 60.2 157.7 162%
Net revenue 88.3 69.1 70.9 75.4 99.7 32%
Non-interest expenses 57.4 56.4 53.7 46.2 48.1 4%
Income before income taxes 30.9 12.8 17.2 29.2 51.5 76%
Net revenue 135.8 -6.6 10.7 7.3 68.2 830%
Non-interest expenses 58.0 8.6 10.2 10.4 12.8 24%
Income before income taxes 77.7 -15.3 0.5 -3.0 55.4 -
Net revenue 51.5 40.4 40.3 49.0 65.8 34%
Non-interest expenses 39.5 36.3 39.8 39.0 45.2 16%
Income before income taxes 12.0 4.0 0.5 10.0 20.6 106%
Net revenue 720.6 588.1 711.8 679.2 1,051.4 55%
Non-interest expenses 496.8 457.3 493.2 501.7 568.9 13%
Income before income taxes 223.8 130.8 218.5 177.5 482.5 172%
Net revenue 21.3 14.7 17.8 29.8 8.4 -72%
Non-interest expenses 166.5 56.2 10.8 19.7 38.9 98%
Income before income taxes -145.2 -41.6 7.0 10.1 -30.5 -
Net revenue 741.8 602.8 729.5 709.0 1,059.8 49%
Non-interest expenses 663.3 513.5 504.0 521.4 607.8 17%
Income before income taxes 78.5 89.2 225.5 187.6 452.0 141%
YoY FY2002.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
Domestic Retail
Global Markets
Global Investment
Banking
Global Merchant
Banking
Asset
Management
5 Segment Total
Other
Segment Total

Income by Segment (Quarterly)
(billions of yen)
FY2007.3
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
Net revenue 87.0 64.8 73.0 79.6 84.8 101.4 136.7 123.6
105.6 -15% 25%
Non-interest expenses 53.3 54.9 55.0 60.0 54.5 60.0 62.6 72.2
63.1 -13% 16%
Income before income taxes 33.7 9.8 18.0 19.6 30.3 41.4 74.1 51.4
42.5 -17% 40%
Net revenue 71.8 44.9 56.6 69.8 49.8 77.7 115.2 128.4
68.9 -46% 38%
Non-interest expenses 41.2 41.5 43.8 56.4 50.5 46.2 54.3 62.4
54.6 -13% 8%
Income before income taxes
30.6 3.4 12.8 13.3 -0.7 31.5 60.9 66.0 14.3 -78% -
Net revenue 12.9 22.9 20.2 19.4 12.8 20.5 35.3 31.1
18.8 -40% 47%
Non-interest expenses
10.7 11.5 10.7 13.4 10.6 11.3 12.0 14.2 13.2 -7% 25%
Income before income taxes
2.3 11.4 9.5 6.0 2.2 9.1 23.3 17.0 5.6 -67% 157%
Net revenue
2.8 -2.3 -3.5 10.4 -3.3 6.9 80.1 -15.5 12.1 - -
Non-interest expenses
3.0 2.4 2.2 2.7 2.6 2.2 2.5 5.5 2.3 -58% -10%
Income before income taxes -0.2 -4.8 -5.7 7.7 -5.9 4.7 77.6 -21.0 9.8 - -
Net revenue 11.0 12.3 13.8 12.0 14.0 15.4 18.1 18.4 17.6 -4% 26%
Non-interest expenses 9.6 9.5 9.7 10.2 10.0 10.7 11.8 12.7 12.4 -2% 24%
Income before income taxes 1.4 2.8 4.1 1.7 4.0 4.7 6.2 5.7 5.2 -9% 32%
Net revenue 185.4 142.5 160.2 191.1 158.1 221.9 385.4 286.1 223.1 -22% 41%
Non-interest expenses 117.7 119.9 121.4 142.7 128.2 130.4 143.2 167.0 145.6 -13% 14%
Income before income taxes 67.7 22.6 38.8 48.4 29.9 91.4 242.1 119.1
77.5 -35% 159%
Net revenue -1.2 13.6 7.2 10.2 13.4 -2.1 1.0 -3.9 -13.3 - -
Non-interest expenses 7.0 6.5 2.1 4.1 5.8 7.8 11.3 14.0
9.7 -31% 67%
Income before income taxes -8.2 7.0 5.1 6.1 7.6 -9.9 -10.3 -17.9
-23.0 - -
Net revenue 184.2 156.0 167.4 201.3 171.4 219.8 386.4 282.2
209.8 -26% 22%
Non-interest expenses 124.7 126.4 123.5 146.8 134.0 138.3 154.5 180.9
155.3 -14% 16%
Income before income taxes 59.5 29.6 43.9 54.6 37.4 81.5 231.8 101.2
54.4 -46% 46%
QoQ
FY2005.3
YoY
FY2006.3
Notes: In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
Domestic Retail
Global Markets
Global Merchant
Banking
Asset
Management
5 Segment Total
Other
Segment Total
Global Investment
Banking

Segment “Other” Income before Income Taxes
(billions of yen)
Note: “Other” for the FY2003.3 period includes 21.2
billion-
yen of impairment loss on
investment-
of affiliates.
FY2007.3
1Q 2Q 3Q 4Q 1Q
"Other" income before income taxes -41.6 7.0 10.1 -30.5 7.6 -9.9 -10.3 -17.9 -23.0
Net gain/loss on trading related to economic hedging transactions
-6.2 -12.8 -9.7 -64.8 -2.8 -8.5 -17.6 -36.0 -11.4
Loss/gain on investment securities 1.7 1.2 6.9 8.4 8.2 -0.1 0.0 0.3
0.1
Equity in losses/earnings of affiliates -3.8 8.5 7.3 27.8 2.7 2.9 8.3 13.9 3.3
Corporate items
-9.4 -10.7 4.5 -7.4 0.5 -3.7 -3.6 -0.6 -7.2
Other -23.9 20.7 1.0 5.5 -1.1 -0.6 2.6 4.5
-7.9
FY2006.3
FY2006.3
FY2003.3 FY2004.3 FY2005.3
Full Year
Quarter

Consolidated Balance Sheet
(billions of yen)
Mar. 31, 2006 Jun. 30, 2006 Mar. 31, 2006 Jun. 30, 2006
Cash and cash deposits
1,556 981
Short-term borrowings
692 1,475
Payables and deposits
1,240 1,537
Loans and receivables
1,364 1,380
Collateralized financing
20,263 16,310
Trading liabilities
6,528 5,719
Collateralized agreements
17,028 14,482
Other liabilities
642 471
Long-term borrowings
3,599 3,964
13,697 13,245
Total liabilities
32,963 29,476
Other assets
1,381 1,465
Shareholders' equity
Total shareholders' equity
2,063
2,077
Total assets
35,026
31,553
Total liabilities and shareholders' equity
35,026
31,553
Assets Liabilities
Trading assets and private equity
investments

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies
(billions of yen)
Non-interest Expenses
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
FY2007.3
1Q 2Q 3Q 4Q 1Q
Compensation and benefits
259.3 275.0 325.4 72.6 73.8 87.9 91.2 82.8
Fixed-type compensation and benefits
144.3 159.6 170.4
41.4 42.1 43.2 43.8 43.8
Segment total
142.4 151.1 160.7 38.6 39.7 41.0 41.5
41.7
Private equity investee companies 1.9 8.5 9.7
2.8 2.4 2.2 2.3 2.1
Variable-type compensation and benefits
115.0 115.4 155.0 31.2 31.7 44.7 47.4
39.0
Segment total 114.4 113.6 150.5
30.6 30.3 43.5 46.2 37.7
Private equity investee companies
0.6 1.8 4.5 0.6 1.4 1.2 1.2
1.2
Commissions and floor brokerage
19.2 23.9 32.9 5.9 8.9 8.5 9.7
10.3
Segment total 18.9 22.1 31.4
5.5 8.6 8.1 9.3 9.8
Private equity investee companies
0.3 1.8 1.5 0.4 0.3 0.4 0.4
0.4
Information processing and communications
80.0 81.4 89.6 20.6 20.6 21.0 27.4
23.2
Segment total 79.9 80.9 89.1
20.5 20.5 20.8 27.3 23.0
Private equity investee companies
0.1 0.5 0.5 0.2 0.1 0.2 0.1
0.2
Occupancy and related depreciation
54.2 53.5 55.0 12.5 14.0 13.4 15.2
14.4
Segment total 53.7 50.8 50.8
11.3 12.8 12.4 14.3 13.4
Private equity investee companies
0.5 2.7 4.3 1.2 1.1 1.0 0.9
1.0
Business development expenses
23.1 28.2 32.8 6.8 8.2 7.6 10.2
7.8
Segment total 22.8 26.2 30.6
6.3 7.7 7.0 9.6 7.2
Private equity investee companies
0.3 2.0 2.2 0.5 0.5 0.6 0.6
0.6
Other
73.3 87.6 115.4 25.0 21.9 30.5 38.0
22.7
Segment total 72.4 76.6 94.7
21.4 18.7 21.8 32.8 22.4
Private equity investee companies
0.9 11.0 20.8 3.6 3.2 8.7 5.3
0.3
Private equity entities cost of goods sold
11.9 44.7 48.8 15.0 13.0 13.7 7.1
11.4
Total non-interest expenses
520.4 594.4 700.0 158.4 160.3 182.5 198.7 172.5
Segment total
504.0 521.4 607.8
134.0 138.3 154.5 180.9 155.3
Private equity investee companies
16.4 73.0 92.2 24.4 22.1 28.0 17.8
17.2
FY2004.3 FY2005.3 FY2006.3
FY2006.3
Full Year Quarter

*   Nomura Securities
**  end of the period
*** transaction base
Domestic Retail Related Data (1)
FY2007.3
1Q 2Q 3Q 4Q 1Q
Retail stock brokerage commissions (billions of yen)
48.2 92.1 103.0 153.6 20.8 34.6 53.9 44.2 28.0
Commissions for investment trusts distribution (billions of yen)*
34.9 46.9 49.9 95.9 19.5 20.9 26.8 28.6 28.0
Bond investment trusts commission
16.9 11.1 6.4 3.5 1.1 0.8 0.7 0.8 0.6
Stock investment trusts commission
11.6 21.5 31.6 74.2 14.8 16.9 19.1 23.4 23.2
Foreign investment trusts commission
6.4 14.2 11.9 18.2 3.7 3.2 7.0 4.4 4.2
Domestic distribution volume of investment trusts (trillions of yen)
11.9 13.7 14.2 20.5 3.9 4.7 6.3 5.7 5.0
Bond investment trusts
8.6 10.1 10.4 14.3 2.6 3.4 4.4 3.9 3.3
Stock investment trusts
1.3 1.6 2.3 4.5 0.9 1.0 1.2 1.4 1.3
Foreign investment trusts
2.1 2.1 1.4 1.7 0.4 0.3 0.6 0.4 0.3
Other (billions of yen)
Outstanding value of variable annuity insurance policies**
166.6 261.6 446.4 654.4 504.3 550.4 609.8 654.4 748.2
Sales of JGBs for individual investors***
101.3 1,271.6 1,290.6 747.8 206.4 179.6 186.4 175.4 189.0
Retail foreign currency bond sales
2,284.7 1,990.0 1,154.4 1,119.2 304.8 340.7 268.6 205.1 166.4
FY2006.3
FY2004.3 FY2005.3 FY2003.3 FY2006.3
Full Year
Quarter

Domestic Retail Related Data (2)
Domestic Client Assets*
*Domestic Client Assets = Total of client
assets in custody in Domestic Retail
(including regional financial institutions) and
Financial Management Division.
**Includes CBs and warrants
***Includes variable annuity insurance
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
Equities
17.1 28.9 33.5 49.3 45.6
Foreign currency bonds
3.7 4.0 4.0 3.6 3.5
Domestic bonds**
8.5 10.0 11.8 13.1 13.4
Stock investment trusts
2.2 3.0 3.3 5.3 5.3
Bond investment trusts
6.5 5.5 4.9 4.5 4.3
Overseas mutual funds
1.1 1.6 1.9 2.3 2.2
Other***
1.6 1.7 1.9 2.3 2.5
Total
40.6 54.8 61.2 80.5 76.7
40.6
54.8
61.2
80.5
76.7
0
20
40
60
80
100
Other***
Overseas mutual funds
Bond investment trusts
Stock investment trusts
Domestic bonds**
Foreign currency bonds
Equities
(trillions of yen)
Domestic Client Assets*

FY2007.3
1Q
FY2006.3 FY2003.3 FY2004.3 FY2005.3
1,788
3,391
6,749
4,581
0
2,000
4,000
6,000
8,000
(billions of yen)
2,042
Domestic Retail Related Data (3)
Domestic Client Assets* Net Asset Inflow
*Domestic Client Assets excluding portion from regional financial institutions
Note: Net Asset Inflow = Asset Inflow – Asset Outflow
Quarter
Full Year
Domestic Client Assets Net Asset Inflow *

Domestic Retail Related Data (4)
Number of Accounts
(thousands of accounts)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
Accounts with balance*
3,418 3,460 3,678 3,780 3,815
Equity holding accounts* 1,311 1,379 1,680 1,745 1,767
New accounts (individual)* **
237 297 425 343 86
Nomura Home Trade (online trading accounts)*
1,141 1,367 1,716 1,969 2,029
IT share**
No. of orders
38% 47% 50% 54% 55%
Transaction value
14% 22% 24% 27% 28%
* Total of Domestic Retail and Financial Management Division
**Total for period

Global Merchant Banking Related Data
Business Exposure
Notes: Amount of exposure in Japan is total of Nomura Principal Finance (NPF) and Nomura Research & Advisory (NR&A) .
Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
Japan
20.1 68.9 108.4 59.9 62.8
Europe (excluding Terra Firma)
15.9 15.6 23.7 38.8 35.6
Sub Total
35.9 84.5 132.1 98.7 98.4
Terra Firma
265.7 291.2 325.5 340.4 271.4
Total
301.6 375.7 457.6 439.1 369.7
35.9
84.5
132.1
98.7 98.4
301.6
375.7
457.6
439.1
369.7
0
100
200
300
400
500
Terra Firma
Europe (excluding Terra Firma)
Japan
(billions of Yen)

Notes: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura BlackRock Asset Management, Nomura
Funds Research and Technologies, MAINTRUST (Germany), and Nomura Funds Research and Technologies America. Adjusted for asset overlap amongst group companies.
Nomura Funds Research and Technologies America data as of end of May.
Asset Management Related Data (1)
Assets Under Management
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
15.9
17.6
17.9
23.1
23.0
0
5
10
15
20
25
(trillions of yen)
Total Assets Under Management

Asset Management Related Data (2)
Assets Under Management
(trillions of yen)
Public stock investment trusts Public bond investment trusts
Privately placed investment trusts Domestic investment advisory
Overseas investment advisory
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
10.7 11.3 10.8 14.0 14.1
Public stock investment trusts
3.2 4.5 4.4 6.9 7.3
Public bond investment trusts
7.3 6.3 5.6 5.6 5.3
Privately placed investment trusts
0.2 0.4 0.8 1.5 1.5
3.6 4.4 5.1 7.0 6.7
Domestic investment advisory
2.9 3.0 3.2 4.0 3.8
Overseas investment advisory
0.7 1.4 2.0 3.0 3.0
14.2 15.7 16.0 21.0 20.8
FY2007.3
1Q
0.8 0.1 -0.1 1.0 0.9
ETF
0.6 0.2 -0.3 -0.4 0.5
-3.1 -1.0 -0.7 -0.0 -0.3
0.1 0.1 0.3 0.5 0.1
-2.2 -0.7 -0.5 1.5 0.7
Investment trusts
<Assets Under Management>
Public stock investment trusts
<Investment trust Net Asset Inflows>
Investment advisory
Total
Public bond investment trusts
FY2006.3 FY2005.3 FY2003.3 FY2004.3
Privately placed investment trusts
Net Asset Inflows
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
14.2
15.7
16.0
21.0
20.8
0
5
10
15
20
25
(trillions of yen)
Nomura Asset Management Assets Under Management

Asset Management Related Data (3)
Investment Trusts
(billions of yen)
Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
Banks
339 801 891
Japan Post
0 90 166
My Story Profit Distribution-type Fund (6 Times/Year)
0 461 658
Nomura Multi-currency Japan Stock Fund
0 384 417
Global REIT Open
17 307 377
Nomura Japan Stock Strategic Fund (Big Project - N)
338 424 376
Nomura Fund Masters Global Bond
181 330 304
Nomura US High Yield Bond Income
345 319 272
Nomura Global REIT Fund
0 225 242
Japan Attractive Dividend Stock Fund
0 296 218
Nomura Japan Open
77 175 188
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006
Stock investment trusts
3.2 4.5 4.4 6.9 7.3
Bond investment trusts
7.3 6.3 5.6 5.6 5.3
Public stock investment trusts, Nomura's share (%)
19% 19% 15% 15% 16%
Public bond investment trusts, Nomura's share (%)
40% 40% 42% 42% 42%
Stock investment trusts
16.3 23.3 28.9 45.0 46.1
Bond investment trusts
18.1 15.8 13.5 13.5 12.7
Source: Investment Trusts Association, Japan
Market Total
Nomura Asset
Management
Domestic Public
Investment Trust
Market and
Nomura Asset
Management
Market Share
AUM in Funds for
Bank/Post Office
Customers
AUM in Key
Funds

First Quarter Achievements
Large International Bond Underwritings
Republic of Austria: 5.0 billion euros (joint lead manager)
Atlante Finance Sri: 1.2 billion euros (joint lead manager)
Foreign Currency Bond Offerings to Retail Investors
Toyota Motor Credit: USD610 million
KfW: AUD230 million
Key Business Areas
Loan-related Business: 120 billion yen
Asset Finance: Arranged 81 billion yen in funding for Japan’s largest PFI project
Equity Derivatives: Completed 23 fund derivative contracts (total amount: 144 million euros)
Major Deals
IPO Adtec Engineering: 4.5 billion yen
PO Mitsubishi UFJ Financial Group: 418.4 billion yen; Nomura Real Estate Office Fund: 32.2 billion yen;
Kenedix Realty Investment: 43.7 billion yen
MPO/HPO Eight deals totaling 342.2 billion yen (based on launch date) including Sojitz: 300 billion yen; Tokyu
Construction: 20 billion yen; The Eighteenth Bank (HPO): 15 billion yen
M&A Sale of Wakodo from Sankyo to Asahi Breweries: 45.9 billion yen
Deal to turn Kirin Beverages into wholly-owned subsidiary of Kirin Brewery: 74.9 billion yen
Buyout of German auto part maker IFA-AT by NTN (joint deal with Rothschild): Value not disclosed
Sales of New Investment Trusts
Alliance Bernstein US Growth Stock Fund (launched May 25, 2006) 105.2 billion yen (as of June 30, 2006)
Fidelity Japan Asia Growth Fund (launched Jun. 29, 2006) 46.5 billion yen (as of June 30, 2006)
Nomura HFR New Managers Fund (launched Apr. 26, 2006) 31.3 billion yen (closed-end)
Nomura AW Hedge Fund II (launched May 26, 2006) 18.9 billion yen (closed-end)
Domestic
Retail
Global
Markets
Global
Investment
Banking
Joinvest
Securities
May June
Number of Accounts 21,400 40,156
Number of Margin Trading Account 0 1,224
Monthly Transaction Value (Million yen) 1,377 54,919
Monthly Margin Transaction Value
0 19,472

League Tables
Source: Thomson Financial
Proceeds
(USD m)
Mkt. Share No. of Issues
Rank Value
(USD m)
Mkt. Share No. of Deals
1 Nomura 8,672.9 27.0% 58 1 UBS 24,313.9 30.8% 14
2 Daiwa Securities SMBC 6,954.7 21.7% 54 2 Goldman Sachs 23,272.9 29.5% 10
3 Nikko Citigroup 4,940.6 15.4% 26 3 Nikko Citigroup 23,097.2 29.2% 12
4 Goldman Sachs 4,844.1 15.1% 6 4 Mizuho Financial Group 21,120.8 26.7% 65
5 Mizuho Financial Group 2,152.1 6.7% 25 5 Deutsche Bank 18,078.6 22.9% 4
6 Merrill Lynch 1,225.5 3.8% 7 6 Nomura 17,012.5 21.5% 83
7 UBS 797.6 2.5% 4 7 Daiwa Securities SMBC 11,366.3 14.4% 69
8 Morgan Stanley 785.8 2.5% 4 8 KPMG Corporate Finance 8,720.5 11.0% 15
9 Mitsubishi UFJ Financial Group 401.2 1.3% 18 9 Mitsubishi UFJ Financial Group 6,029.7 7.6% 49
10 Shinko Securities 396.0 1.2% 19 10 Rothschild 5,400.0 6.8% 2
Proceeds
(JPY m)
Mkt. Share No. of Issues
Proceeds
(JPY m)
Mkt. Share No. of Issues
1 Nikko Citigroup 271,407.6 21.6% 24 1 Mizuho Securities 538,944.5 30.9% 30
2 Nomura 179,552.7 14.3% 10 2 Daiwa Securities SMBC 369,937.5 21.2% 20
3 Mitsubishi UFJ Financial Group 147,361.0 11.7% 5 3 Mitsubishi UFJ Securities 318,950.7 18.3% 19
4 UBS 135,281.6 10.8% 11 4 Nikko Citigroup 199,997.0 11.5% 10
5 Merrill Lynch 84,935.2 6.8% 3 5 Nomura 179,985.5 10.3% 13
6 Daiwa Securities SMBC 84,756.3 6.7% 8 6 Goldman Sachs 99,960.0 5.7% 1
7 Mizuho Financial Group 73,200.0 5.8% 6 7
BNP Paribas
20,000.0 1.1% 1
8 Morgan Stanley 72,207.5 5.7% 5 8 Shinko Securities 10,000.0 0.6% 1
9 Barclays Capital 54,000.0 4.3% 9 9 Merrill Lynch Japan Securities 8,998.2 0.5% 1
10 Deutsche Bank 52,068.5 4.1% 4
R
a
n
k
Bookrunner
Jan. 1, 2006 - Jun. 30, 2006
R
a
n
k
R
a
n
k
Domestic Straight Bonds (excluding self-funding) Global & Euro Yen Bonds
Bookrunner
Apr. 1, 2006 - Jun. 30, 2006
Global Equity & Equity-related (Japan)
Announced deals, value base
Bookrunner
R
a
n
k
Jan. 1, 2006 - Jun. 30, 2006 Jan. 1, 2006 - Jun. 30, 2006
Advisor
Any Japanese Involvement Financial Advisors

Market Share Data
(trillions of yen)
FY2007.3
1Q 2Q 3Q 4Q 1Q
Individual Equity Agency Transactions Share
Market
52.0 105.9 144.7 308.3
38.8 64.3 104.3 100.9 74.2
Nomura's share
16% 10% 8% 7%
7% 7% 7% 6% 5%
Off-floor/Off-exchange Equity Trading Share
Off-floor market
33.2 31.9 33.2 48.6
8.8 11.4 14.5 14.0 13.9
Off-exchange
14.1 19.3 21.1 30.5
4.9 6.6 9.3 9.7 9.6
Nomura's share
20% 16% 17% 21%
18% 19% 23% 22% 22%
JGB Auction Share
Market
68.1 74.4 80.1 80.7
19.8 22.2 20.2 18.6 21.1
Nomura's share
15% 16% 18% 11%
11% 10% 9% 15% 12%
Bond Secondary Trading Share
Market
1,129 1,235 1,361 1,296
365 326 292 312 355
Nomura's share
14% 16% 15% 13%
13% 13% 11% 13% 12%
FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3
1Q
Global Equity and Equity-related Japan
Nomura's share
30% 30% 25%
26% 26%
Japanese IPO
Nomura's share 11% 27% 32%
20%
8%
Japanese PO
Nomura's share
50% 33% 25%
27%
42%
Convertible Bonds
Nomura's share
13% 28% 19%
34%
0%
Global and Euro Yen Bonds
Nomura's share
21% 31% 23% 23%
13%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share
26% 19% 17%
18%
8%
Source: Thomson Financial (Value base)
FY2003.3 FY2004.3
FY2006.3
FY2006.3 FY2005.3
Full Year Quarter
Secondary Market
Share Data
Primary Market
Share Data

Value at Risk (Consolidated)
Definition
99% confidence level
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 3, 2006 to June 30, 2006 (billion yen)
Maximum: 8.9
Minimum: 5.8
Average: 6.8
(billions of yen)
Equity 1.5 3.3 3.0 6.0
5.4
Interest Rate 2.3 2.0 2.8 3.3
4.1
Foreign Exchange 0.2 0.5 0.7 1.4
1.5
Sub-total
4.0 5.8 6.5 10.7
11.0
Diversification Benefit
-0.9 -1.9 -2.4 -3.7
-3.8
VaR 3.1 3.9 4.1 7.0
7.1
Jun. 06 Mar. 06 End of quarter Mar. 03 Mar. 04 Mar. 05

Number of Employees
*Excludes employees of private equity investee companies
Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Jun. 2006
Japan (excluding FA, SA)* 9,258 9,148 9,190 9,354 9,901
Japan (FA, SA) 1,986 1,915 1,875 1,948 2,177
Europe
1,389 1,403 1,535 1,515 1,464
Americas
797 866 1,026 1,073 1,049
Asia/Oceania
616 655 718 778 788
Total
14,046 13,987 14,344 14,668 15,379

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